QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.5

Consolidated Financial Statements
(Expressed in U.S. dollars)

SYSTEMS XCELLENCE INC.

Years ended December 31, 2004 and 2005

AUDITORS' REPORT TO THE DIRECTORS

To the Board of Directors of Systems Xcellence Inc. (the "Company")

        We have audited the consolidated balance sheets of the Company as at December 31, 2004 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2004 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Toronto, Canada
February 17, 2006 (except as to notes 15 and 16, which are as of June 5, 2006)

SYSTEMS XCELLENCE INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

December 31, 2004 and 2005

	2004	2005
Assets
Current assets:
Cash and cash equivalents (note 10(a))	$29,636,643	$35,951,932
Accounts receivable, net of allowance for doubtful accounts of $319,566 (2004 — $468,666)	8,641,403	8,649,801
Unbilled revenue	—	1,001,971
Prepaid expenses	804,614	1,191,444
Inventory	193,631	437,674
Future tax assets (note 8)	—	320,000

Total current assets	39,276,291	47,552,822
Capital assets (note 3)	4,190,463	3,777,954
Deferred charges (note 4)	1,025,386	787,686
Goodwill (note 5)	26,266,808	13,996,147
Intangible assets (note 5)	—	12,829,000
Future tax assets (note 8)	—	360,000
Restricted cash (note 2)	—	2,000,000

Total assets	$70,758,948	$81,303,609

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$436,349	$765,761
Accrued liabilities	3,089,728	4,833,151
Notes payable (note 2)	18,000,000	—
Deferred revenue	2,496,246	3,131,031
Current portion of long-term liabilities (note 6)	431,898	1,530,000

Total current liabilities	24,454,221	10,259,943
Long-term liabilities (note 6)	13,751,821	11,572,858
Shareholders' equity:
Capital stock (note 7(a))	45,695,433	64,047,220
Contributed surplus	874,393	1,718,372
Deficit	(14,016,920)	(6,294,784)

Total shareholders' equity	32,552,906	59,470,808
Commitments and contingencies (note 11)
Subsequent event (note 16)

Total liabilities and shareholders' equity	$70,758,948	$81,303,609

See accompanying notes to financial statements.

On behalf of the Board:

/s/ MICHAEL J. CALLAGHAN Michael J. Callaghan, Director	/s/ TERRENCE C. BURKE Terrence C. Burke, Director

SYSTEMS XCELLENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

Years ended December 31, 2004 and 2005

	2004	2005
Revenue	$33,042,363	$54,123,036
Project costs	13,459,544	20,774,797

	19,582,819	33,348,239
Expenses:
Product development costs	6,993,020	8,956,169
Selling, general and administration	7,268,222	12,357,064
Amortization	1,499,103	3,306,167
Stock-based compensation (note 7(c))	579,328	843,979

	16,339,673	25,463,379

Income before the undernoted	3,243,146	7,884,860
Net interest:
Income	(203,313)	(548,885)
Expense	1,052,204	1,895,934

	848,891	1,347,049

	2,394,255	6,537,811
Gain on sale of land and building (note 14)	—	626,342

Income before income taxes	2,394,255	7,164,153
Income taxes (recovery) (note 8):
Current	99,960	122,017
Future	—	(680,000)

	99,960	(557,983)

Net income	$2,294,295	$7,722,136

Net income per share (note 9):
Basic	$0.19	$0.52
Diluted	0.19	0.50

Weighted average number of shares used in computing net income per share (note 9):
Basic	11,844,392	14,805,857
Diluted	12,406,018	15,437,138

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in U.S. dollars)

Years ended December 31, 2004 and 2005

	2004	2005
Deficit, beginning of year:
As previously reported	$(16,016,150)	$(14,016,920)
Adjustment to reflect change in accounting for stock-based compensation (note 1(l))	(295,065)	—

As restated	(16,311,215)	(14,016,920)
Net income	2,294,295	7,722,136

Deficit, end of year	$(14,016,920)	$(6,294,784)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

Years ended December 31, 2004 and 2005

	2004	2005
Cash provided by (used in):
Operations:
Net income	$2,294,295	$7,722,136
Items not involving cash, net of effects from acquisition:
Gain on sale of land and building	—	(626,342)
Amortization of capital assets	1,499,103	1,740,167
Amortization of intangible assets	—	1,566,000
Amortization of deferred charges	66,582	187,700
Stock-based compensation	579,328	843,979
Future income taxes	—	(680,000)
Change in non-cash operating working capital (note 10(b))	(1,712,173)	1,066,378

Net cash provided by operations	2,727,135	11,820,018
Financing:
Proceeds from issuance of warrants and common shares, net of issue costs	11,432,824	17,930,444
Proceeds from exercise of share-purchase options	402,793	421,343
Proceeds from long-term debt	6,000,000	—
Financing costs related to long-term liabilities	(816,285)	50,000
Payment of mortgage principal	(24,549)	—
Repayment of long-term liabilities	(6,036)	(1,080,861)

Net cash provided by financing	16,988,747	17,320,926
Investments:
Purchase of capital assets	(1,454,164)	(2,557,556)
Acquisition of Health Business Systems, Inc., net of cash acquired	(1,546,156)	(20,375,794)
Acquisition costs related to Health Business Systems, Inc.	(574,335)	—
Acquisition of rebates services line-of-business	—	(235,000)
Contingent consideration placed in escrow	—	(2,000,000)
Proceeds from disposal of capital assets	—	2,342,695

Net cash used in investments	(3,574,655)	(22,825,655)

Increase in cash and cash equivalents	16,141,227	6,315,289
Cash and cash equivalents, beginning of year	13,495,416	29,636,643

Cash and cash equivalents, end of year	$29,636,643	$35,951,932

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

Years ended December 31, 2004 and 2005

Systems Xcellence Inc. (the "Company") designs, develops and installs electronic transaction processing software solutions and provides Application Service Provider ("ASP") services for the pharmaceutical benefits supply chain within the healthcare industry.

1.     Significant accounting policies:

  The accounting policies of the Company conform to those generally accepted in Canada. Significant accounting policies are summarized below:

  (a)
  Consolidated financial statements:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

  (b)
  Use of estimates:

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, valuation of capital assets, valuation of intangible assets and goodwill and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

  (c)
  Revenue recognition:

    The Company's revenue is derived from transaction processing services, maintenance, professional services, hardware sales and software licenses.

    The Company recognizes revenue in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3400, Revenue, EIC-141 Revenue Recognition, and EIC-142, Revenue Arrangements With Multiple Deliverables, and has applied relevant U.S. accounting standards, including The American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, Software Revenue Recognition, SOP 98-9, Modification of SOP 97-2, Software Recognition, With Respect to Certain Transactions, SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and the SEC Staff Accounting Bulletin No. 104, Revenue Recognition.

    Transaction processing revenue, which includes ASP and switching services, is recognized as services are provided.

    Revenue from hardware sales and software licenses ("system sales") is recognized when the Company has an executed agreement with the customer, the hardware and/or software has been delivered, the amount of the fees is fixed and determinable and the collection of these fees is probable.

    Software license arrangements, which involve significant customization services, are evaluated to determine whether these services are essential to the functionality of the software license. When such services are considered essential, the license and services revenue of such arrangements is recognized as the services are performed on the following bases:

    (i)
    Fixed price contracts:

      On a percentage-of-completion method of accounting, which recognizes revenue proportionately with the degree of completion of the services under the contract. The degree of completion is determined by reference to total time incurred relative to total estimated time to complete.

    (ii)
    Time and materials contracts:

      Upon delivery of the services, consulting services are performed either on a fixed price contract basis or a time and materials contract basis, and revenue is recognized on the same basis as noted above.

    The Company recognizes maintenance fees as revenue on a straight-line basis over the term of the related agreement.

    Revenue recognized in excess of amounts billed is reported as unbilled revenue. Billing in excess of revenue recognized is recorded as deferred revenue.

  (d)
  Cash and cash equivalents:

    The Company considers deposits in banks, bank term deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

  (e)
  Deferred charges:

    Deferred charges consist of deferred financing costs relating to the issuance of long-term debt. Amortization is provided on a straight-line basis over the term of the related debt, being six years.

  (f)
  Inventory:

    Inventory is carried at the lower of cost or net realizable value.

  (g)
  Capital assets:

    Capital assets are stated at cost less accumulated amortization. Capital assets, including assets under capital leases are amortized on the following bases and annual rates:

Asset	Basis	Rate
Building	Straight line	Over 20 years
Furniture and equipment	Declining balance	20%
Software	Straight line	Over three years
Computer equipment	Straight line	Over three years
Leasehold improvements	Straight line	Over lease term

  (h)
  Impairment of long-lived assets:

    Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the estimated undiscounted future cash flows expected to be generated by the use and disposal of the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As at December 31, 2004 and 2005, no events or circumstances had occurred that suggested that the carrying amounts of the long-lived assets may not be recoverable.

  (i)
  Goodwill:

    Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

    Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its annual goodwill impairment test at December 31, 2004 and 2005 and determined no impairment existed.

  (j)
  Intangible assets:

    Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

    Intangible assets with finite useful lives are amortized over their useful lives.

  (k)
  Research and product development:

    Research costs, net of related investment tax credits, are expensed as incurred. Costs related to development of software, net of related investment tax credits, are expensed as incurred unless such costs meet the criteria for capitalization and amortization under generally accepted accounting principles. The Company has not capitalized any software development costs.

    Expenditures on equipment, used in research and development activities, net of related investment tax credits, are recorded as capital assets.

    For the years ended December 31, 2004 and 2005, the Company did not record any investment tax credits.

  (l)
  Stock-based compensation:

    The Company has a stock-based compensation plan that is described in note 7(b). For stock options issued to employees and directors, compensation expense related to those awards is measured based on the fair value of the options on the date of the grant that is determined by using an option pricing model. The fair value of the options expected to vest is recognized over the service period as compensation expense and contributed surplus.

    Effective January 1, 2004, the Company adopted, on a retroactive basis with restatement, the fair value-based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"). The effect of the fair value-based method was to decrease net income for the years ended December 31, 2005 by $843,979 (2004-$579,328) and increase accumulated deficit and contributed surplus by $295,065 as at January 1, 2004.

  (m)
  Foreign currency:

    The Company's measurement currency and reporting currency is the U.S. dollar. Monetary items denominated in foreign currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

    The Company's foreign operating subsidiaries are considered to be integrated operations and are translated into U.S. dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenue and expenses, except amortization, which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

  (n)
  Income per share:

    Basic income per share is computed by dividing net income by the weighted average shares outstanding during the period. Diluted income per share is computed similar to basic income per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that the proceeds from the exercise of in-the-money stock options and warrants were used to acquire shares of common stock at the average market price during the year.

  (o)
  Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

    In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

  (p)
  Deferred leasehold inducements:

    Deferred leasehold inducements represent cash inducements received from the Company's landlords that are amortized against rent expense on a straight-line basis over the term of the related lease.

  (q)
  Recently issued accounting pronouncements yet to be adopted:

    In January 2005, the CICA issued Section 1530, "Comprehensive Income," and Section 3855, "Financial Instruments — Recognition and Measurement." The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Management is currently evaluating the impact of adopting these standards on the consolidated financial statements.

  (r)
  Comparative figures:

    Certain 2004 figures have been reclassified to conform with the financial statement presentation adopted in 2005.

2.     Business acquisitions:

  (a)
  Health Business Systems, Inc. ("HBS"):

    On December 17, 2004, the Company, through a wholly owned subsidiary, acquired all of the outstanding shares of HBS, based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology. The acquisition of HBS was accounted for using the purchase method. The results of operations of HBS have been included in the operating results of the Company from the date of the acquisition.

    Under the terms of the HBS Stock Purchase Agreement (the "Agreement"), the Company will pay $20,000,000 in cash for HBS, with the final purchase price subject to working capital adjustments and the Company paying $4,000,000 of contingent consideration dependent on HBS achieving certain calendar 2004 and 2006 financial earn-out targets.

    On December 17, 2004, the Company paid $2,000,000, which was being held in an interest-bearing escrow account pursuant to the terms of the Agreement, and issued notes of $18,000,000 to the shareholders of HBS. On January 3, 2005, the Company paid $18,000,000 in cash in settlement of the notes. The $2,000,000 was expected to be held in the escrow account for one year from the Closing Date as security against certain indemnities arising under the Agreement. As at December 31, 2005, the indemnity amount has not been finalized as the Company has filed a claim against the escrow amount.

    On May 31, 2005, the Company paid $2,375,794 to the former shareholders of HBS, of which $2,000,000 contingent consideration was the financial 2004 earn-out payment and $375,794 was the working capital payment. This amount was recorded as additional purchase price consideration. On June 1, 2005, the Company paid a further $2,000,000 to a second interest-bearing escrow account pursuant to the terms of the Agreement, which will be paid to certain former HBS shareholders on December 31, 2006 subject to specified 2006 financial earn-out targets being met. This $2,000,000 contingent consideration has been recorded as a long-term asset and will be recorded as additional purchase price consideration when the contingency is resolved. The Company incurred $618,599 of acquisition costs.

    The Company has made certain adjustments to the fair value measurement of net assets acquired from HBS as reported in 2004. The adjustments relate to the preliminary evaluation of the fair value of capital assets and acquired other intangible assets and related expenses subsequent to the 2004 year-end. The preliminary purchase price allocation as reported in the Company's 2004 annual report and the adjustments are as follows:

	Purchase price allocation reported in 2004	Adjustments	Final purchase price allocation
Cash	$453,844	$—	$453,844
Current assets	2,242,809	—	2,242,809
Capital assets	51,067	330,719	381,786
Goodwill	19,163,581	(12,305,661)	6,857,920
Customer relationships	—	12,800,000	12,800,000
Acquired software	—	1,400,000	1,400,000
Other long-term assets	21,337	—	21,337
Current liabilities	(1,358,303)	195,000	(1,163,303)

Total purchase consideration	$20,574,335	$2,420,058	$22,994,393

    In connection with the acquisition, the Company adopted a plan to integrate the operations of HBS with that of the Company. This plan was expected to be completed during 2005. Accordingly, a liability of approximately $195,000 for such costs was recorded by the Company in accordance with EIC-114, Liability Recognition for Costs Incurred on Purchase Business Combinations. As at December 31, 2005, no termination benefits were paid; accordingly, the Company reversed the entire accrual of $195,000 as an adjustment to the purchase price allocation.

    Other intangible assets consist of acquired software and customer relationships, which are being amortized over their estimated useful lives of 5 and 10 years, respectively. Goodwill, which is deductible by the Company for tax purposes, will be amortized over a 15-year period, at approximately $450,000 per year for tax purposes.

  (b)
  Rebate management line-of-business:

    On September 30, 2005, the Company acquired the intellectual property, pharmaceutical manufacturer contracts, and select personnel that support a rebate management line-of-business relating to the administration of rebate services for $200,000. The Company incurred $35,000 of acquisition costs. Substantially all of the purchase price was allocated to intangible assets consisting of customer contracts and acquired technology, which is being amortized over 10 years and 5 years, respectively.

3.     Capital assets:

2004	Cost	Accumulated amortization	Net book value
Land	$375,635	$—	$375,635
Building	2,580,096	1,184,099	1,395,997
Furniture and equipment	1,268,940	881,016	387,924
Software	2,381,617	1,982,654	398,963
Computer equipment	5,195,270	3,794,807	1,400,463
Computer equipment under capital lease	3,241,696	3,241,696	—
Leasehold improvements	526,225	294,744	231,481

	$15,569,479	$11,379,016	$4,190,463

2005	Cost	Accumulated amortization	Net book value
Furniture and equipment	$1,265,344	$689,775	$575,569
Software	2,590,190	2,059,576	530,614
Computer equipment	6,861,219	4,366,987	2,494,232
Leasehold improvements	596,691	419,152	177,539

	$11,313,444	$7,535,490	$3,777,954

4.     Deferred charges:

	Cost	Accumulated amortization	Total
December 31, 2003	$324,101	$48,418	$275,683
Financing costs	816,285	—	816,285
Amortization expense	—	66,582	(66,582)

December 31, 2004	1,140,386	115,000	1,025,386
Financing costs	(50,000)	—	(50,000)
Amortization expense	—	187,700	(187,700)

December 31, 2005	$1,090,386	$302,700	$787,686

5.     Goodwill and other intangible assets:

2004	Gross amount	Accumulated amortization	Net book value
Goodwill	$26,266,808	$—	$26,266,808

2005	Gross amount	Accumulated amortization	Net book value
Goodwill	$13,996,147	$—	$13,996,147
Amortizable intangible assets:
Customer relationships	12,950,000	1,283,750	11,666,250
Acquired software	1,445,000	282,250	1,162,750

	14,395,000	1,566,000	12,829,000

	$28,391,147	$1,566,000	$26,825,147

6.     Long-term liabilities:

2004	Current	Long-term	Total
Long-term debt (a)	$340,000	$13,050,478	$13,390,478
Mortgage (b)	91,898	701,343	793,241

	$431,898	$13,751,821	$14,183,719

2005	Current	Long-term	Total
Long-term debt (a)	$1,530,000	$11,572,858	$13,102,858

  (a)
  Long-term debt:

    On December 27, 2002, the Company entered into a Credit Facility Agreement with MCG Capital Corporation ("MCG"). The credit facility consisted of a $1,000,000 revolving line of credit and a $7,600,000 term loan. The credit facility was to mature on December 27, 2008.

    The term loan bore an interest at a base rate, which is at the choice of the Company (LIBOR or U.S. Prime rate) plus a rate margin to be determined as of the first date of each interest period, contingent on the Company's leverage ratio at that time. The base rate was capped for the first three years of the Credit Facility Agreement. For the first two years, the Company made quarterly interest-only payments, and thereafter, would make quarterly interest and amortized principal payments, beginning on December 31, 2004, of $380,000 until maturity.

    In connection with the HBS acquisition (note 2), the Company amended and increased its senior secured credit facility by $6,000,000 to $13,600,000 and terminated the revolving line of credit. The amended terms of the Company's credit facility include a new six-year term with quarterly principal payments commencing on December 31, 2005 and maturing on December 31, 2010. The interest rate on the amended credit facility is calculated in the same manner noted above. The effective interest rate for the year ended December 31, 2005 was 11.2% (2004 — 10.5%). The higher effective interest rate in 2005 was due to the LIBOR component of the interest rate, which increased from 2.5% on March 31, 2005 to 4.0% on December 31, 2005.

    The unamortized financing costs related to the original debt along with the costs incurred by the Company related to the amended long-term debt are being amortized over the term of the amended debt.

    The credit facility is a senior secured arrangement, secured by the Company's U.S. subsidiary and guaranteed by the Company.

  (b)
  Mortgage:

    The mortgage was secured by land and buildings, was amortized over 10 years and had a maturity date of March 31, 2006. The mortgage bore interest at 6.8% (2004 — 6.8%) and required monthly payments of approximately $10,965 including principal and interest. During 2005, the Company repaid the outstanding mortgage amount in connection with the sale of the land and building (note 14).

  Principal repayments required for long-term liabilities as at December 31, 2005 are as follows:

2006	$1,530,000
2007	2,210,000
2008	2,720,000
2009	2,720,000
2010	3,922,858

$13,102,858

  Interest expense relates to the following:

	2004	2005
Long-term debt	$888,785	$1,582,442
Mortgage and other bank interest charges	96,837	125,792
Financing charges	66,582	187,700

	$1,052,204	$1,895,934

7.     Capital stock:

  (a)
  Common shares:

  (i)
  Authorized:

      Unlimited voting common shares

    (ii)
    Issued:

	Number of shares	Amount
Balance, December 31, 2003	11,608,514	$33,859,816
Exercise of special warrants (iii)	2,777,800	11,432,824
Exercise of options	193,310	402,793

Balance, December 31, 2004	14,579,624	45,695,433
Issuance of common shares (iv)	2,250,000	17,930,444
Exercise of options	109,209	421,343

Balance, December 31, 2005	16,938,833	$64,047,220

    (iii)
    Exercise of special warrants:

      In contemplation of the HBS acquisition, on December 17, 2004, the Company completed a private placement of 2,777,800 special warrants at a price of Cdn. $5.40 per special warrant for gross proceeds of $12,206,000 (Cdn. $15,000,000). Proceeds of the private placement were used for the acquisition of HBS. Each special warrant was exercised into one common share of the Company, without the payment of any additional consideration on December 17, 2004. Share issuance costs were $773,176.

    (iv)
    Issuance of common shares:

      On November 29, 2005, the Company completed a public offering of 2,250,000 common shares at a price of Cdn. $10.00 per common share with proceeds of $19,230,769 (Cdn. $22,500,000). Share issuance costs were $1,300,325.

  (b)
  Share purchase options:

    The Company has a stock option plan. Under the terms of the plan, the Company may grant options from time to time to its officers, directors, key employees and service providers and any affiliate or subsidiary of the Company for up to 2,937,500 shares of common stock. The exercise price of each option shall be set at the time the option is granted and shall not be lower than the market price of the Company's common shares at the time. An option's maximum life under the Company's option plan is five years.

	2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
(in Cdn. dollars)
Outstanding, beginning of year	1,320,251	$3.44	1,392,251	$4.40
Granted	379,500	6.96	495,000	6.40
Exercised	(193,310)	2.44	(109,209)	4.56
Expired	(57,416)	6.40	(68,203)	10.04
Cancelled	(56,774)	3.52	(7,250)	7.08

Outstanding, end of year	1,392,251	4.40	1,702,589	4.72

Options exercisable, end of year	764,791	$7.76	1,255,918	$4.08

    The following table summarizes the information about the stock options outstanding at December 31, 2005:

Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
(in Cdn. dollars)
$1.20 - $3.20	786,501	1.19	$2.40	786,501	$2.40
$3.24 - $7.40	898,088	3.57	6.68	458,667	6.84
$7.44 - $12.20	18,000	2.11	9.32	10,750	9.76

$1.20 - $12.20	1,702,589	2.45	4.72	1,255,918	4.08

    The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the period they occur. The weighted average grant date fair value of options issued in the year ended December 31, 2005 was Cdn. $3.84 (2004 — Cdn. $4.40).

  (c)
  Stock-based compensation:

    During the year ended December 31, 2005, the Company recorded stock-based compensation expense of $843,979 (2004 — $579,328). The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

	2004	2005
Volatility	69%	38 - 58%
Risk-free interest rate	2.75%	4.00%
Expected life	5 years	5 years
Dividend yield	—	—

8.     Income taxes:

  The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows.

	2004	2005
Future income tax assets:
Non-capital loss carryforwards	$4,559,000	$3,234,000
Deductible research and development expenses	1,583,000	1,639,000
Goodwill	947,000	389,000
Capital assets	1,556,000	718,000
Other	1,434,000	1,653,000

	10,079,000	7,633,000
Less valuation allowance	10,074,000	6,951,000

Total future tax assets	5,000	682,000
Future income tax liabilities:
Deferred charges	5,000	2,000

Total future income tax liabilities	5,000	2,000

Net future income tax assets	$—	$680,000

  At December 31, 2005, the Company has loss carryforwards available to reduce future years' taxable income, which expire as follows:

	Canada	U.S.A.	Total
2006	$529,000	$—	$529,000
2008	5,474,000	—	5,474,000
2009	1,096,000	—	1,096,000
2010	408,000	—	408,000
2013 - 2024	—	1,967,000	1,967,000

	$7,507,000	$1,967,000	$9,474,000

  The differences between the effective tax rate reflected in the provision for income taxes and the statutory income tax rate are as follows:

	2004	2005
Corporate statutory rate	36.1%	36.1%

Income tax expense on income before taxes	$864,805	$2,586,000
Tax effect of:
Impact of foreign tax rates	44,000	177,700
Share issuance costs	252,000	(472,000)
Change in valuation allowance	140,000	(3,123,000)
Permanent differences	—	1,312,000
Effect of foreign exchange	(1,296,000)	(1,125,000)
Other	95,155	86,317

	$99,960	$(557,983)

  Income (loss) from the U.S. operations, before income taxes was ($790,636) and $2,655,613 for the years ended December 31, 2004 and 2005, respectively.

  In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the year in which those temporary differences become deductible. Management also considers projected future taxable income uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. For the year ended December 31, 2005, the Company recorded a future income tax recovery of $680,000. In order to fully realize the net future tax asset recognized at December 31, 2005, the Company will need to generate future taxable income in the appropriate jurisdictions of approximately $1,889,000.

9.     Income per share:

	2004	2005
Numerator:
Net income available to common shareholders	$2,294,295	$7,722,136

Denominator:
Weighted average number of shares:
Basic	11,844,392	14,805,857
Effect of dilutive securities:
Stock options	561,627	631,281
Diluted	12,406,018	15,437,138

Income per share:
Basic	$0.19	$0.52
Diluted	0.19	0.50

10.   Supplemental cash flow information:

  (a)
  The components of cash and cash equivalents were as follows:

	2004	2005
Cash on deposit	$4,427,670	$7,678,392
Short-term investments:
U.S. Money Market funds	25,179,901	3,509,513
Commercial paper	—	24,733,932
Canadian dollar deposit (Cdn. $35,000)	29,072	30,095

	$29,636,643	$35,951,932

  (b)
  Change in non-cash operating working capital was as follows:

	2004	2005
Accounts receivable	$(549,674)	$(8,398)
Prepaid expenses	(142,824)	(386,830)
Work in progress	—	(1,001,971)
Inventory	—	(244,043)
Accounts payable and accrued liabilities	(1,371,513)	2,072,835
Deferred revenue	351,838	634,785

	$(1,712,173)	$1,066,378

  (c)
  Other non-cash investing activities were as follows:

	2004	2005
Acquisition of HBS financed through notes payable	$18,000,000	$—
Capital assets included in accounts payable	—	65,134
  (d)
  Cash paid (received) from income taxes and interest was as follows:

	2004	2005
Income taxes paid	$99,960	$122,017
Interest paid	985,622	1,708,233
Interest received	(203,313)	(548,885)

11.   Commitments and contingencies:

  (a)
  Commitments:

    Aggregate minimum payments in respect of operating lease commitments for premises and office equipment as at December 31, 2005 are as follows:

2006	$1,311,384
2007	1,027,650
2008	825,004
2009	657,988
2010	629,353
Thereafter	815,624

$5,267,003

  (b)
  Contingencies:

    From time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, management believes that adequate provisions have been recorded in the accounts where required.

  (c)
  Guarantees:

    The Company provides routine indemnification to its customers against liability if the Company's products infringe on a third party's intellectual property rights. The maximum amount of these indemnifications cannot be reasonably estimated due to their uncertain nature. Historically, the Company has not made payments related to these indemnifications.

12.   Segmented information:

  The Company operates in a single reportable operating segment, which is providing transaction processing solutions to the pharmaceutical benefits industry.

  The Company operates in two geographic areas as follows:

2004	Canada	U.S.A.	Total
Revenue	$933,493	$32,108,870	$33,042,363
Capital assets	1,901,136	2,289,327	4,190,463
Goodwill and intangible assets	—	26,266,808	26,266,808

2005	Canada	U.S.A.	Total
Revenue	$1,143,878	$52,979,158	$54,123,036
Capital assets	195,264	3,582,690	3,777,954
Goodwill	—	13,996,147	13,996,147

  The Company's revenue consists of the following:

	2004	2005
Recurring:
Transaction processing	$13,543,008	$21,446,079
Maintenance	6,884,402	13,343,483

	20,427,410	34,789,562
Non-recurring:
Professional services	5,563,575	11,108,772
System sales	7,051,378	8,224,702

	12,614,953	19,333,474

Total revenue	$33,042,363	$54,123,036

  During the year ended December 31, 2005, no one customer accounted for more than 10.0% of total revenue (2004 — one customer accounted for 10.7% of total revenue).

  At December 31, 2005, no one customer accounted for more than 10.0% of the total accounts receivable balance (2004 — one customer accounted for 13.9% of total accounts receivable balance).

13.   Financial instruments:

  (a)
  Credit risk:

    The Company is subject to concentrations of credit risk through cash equivalents and accounts receivable. Management monitors the credit risk and credit standing of counterparties on a regular basis. Cash equivalents and accounts receivable are with financial institutions and large corporations.

  (b)
  Fair values:

    The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes payable approximate their fair values due to the relatively short periods to maturity. The carrying values of the long-term liabilities approximate their fair values as the interest rates approximate rates currently available to the Company.

  (c)
  Foreign exchange risk:

    The Company is subject to foreign exchange risk. The Company does not enter into derivative instruments to mitigate this risk. Exposure to fluctuations in Canadian-dollar denominated transactions is partially offset by Canadian-denominated assets and liabilities.

14.   Sale of land and building:

  On May 31, 2005, the Company completed the sale and leaseback of its Milton, Ontario headquarters facility for cash proceeds of approximately $2,343,000 (Cdn. $2,924,000). The net proceeds after repayment of the mortgage on the building was approximately $1,585,000 (Cdn. $1,977,000). The Company recorded a gain of $626,342 on the sale.

  Concurrent with the sale, the Company has agreed to lease back 8,100 rentable square feet of the facility for a three-year term with one three-year renewal option period which represents a minor portion of the property sold.

15.
Reconciliation of significant differences between accounting principles generally accepted in Canada and United States:

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as follows:

  (a)
  Consolidated statements of operations:

	2004	2005
Net income in accordance with Canadian GAAP:	$2,294,295	$7,722,136
Adjustments for:
Stock-based compensation (d)	—	—

Net income in accordance with U.S. GAAP	$2,294,295	$7,722,136

    There were no measurement differences between Canadian and U.S. GAAP for the periods presented.

  (b)
  Under U.S. GAAP, the Company is required to present a statement of changes in shareholders' equity, which is presented below:

	Number of shares	Amount	Additional paid-in capital	Deficit	Total
Balance as of December 31, 2003	11,608,514	$33,859,816	$—	$(16,016,150)	$17,843,666
Issued on the exercise of stock options	193,310	402,793	—	—	402,793
Issued on the exercise of warrants	2,777,800	11,432,824	—	—	11,432,824
Impact of stock-based compensation	—	—	579,328	—	579,328
Net income	—	—	—	2,294,295	2,294,295

Balance as of December 31, 2004	14,579,624	45,695,433	579,328	(13,721,855)	32,552,906
Issuance of common shares	2,250,000	17,947,574	—	—	17,947,574
Issued on the exercise of stock options	109,209	461,022	(39,679)	—	421,343
Issued on the exercise of warrants	—	(17,130)	—	—	(17,130)
Impact of stock-based compensation	—	—	843,979	—	843,979
Net income	—	—	—	7,722,136	7,722,136

Balance as of December 31, 2005	16,938,833	$64,086,899	$1,383,628	$(5,999,719)	$59,470,808

    The deficit as at December 31, 2003, under U.S. GAAP has been reduced by $295,065 to eliminate the effect of the change in accounting policy for stock-based compensation under Canadian GAAP offset by a corresponding increase in the share capital number. See Note 15(d).

  (c)
  Consolidated comprehensive income:

    Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

  (d)
  Stock-based compensation:

    Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in notes 1(l) and 7(b). Under U.S. GAAP, the Company has similarly elected to follow the fair value method in accordance with SFAS 123, Accounting for Stock-based Compensation ("SFAS 123"), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB 25, Accounting for Stock Issued to Employees. Under SFAS 123, compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of the Canadian restatement relating to any unvested options as of January 1, 2004.

    Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation costs would be as follows:

	2004	2005
Project costs	$211,547	$223,122
Product development costs	92,762	118,337
Selling, general and administrative	275,019	502,520

	$579,328	$843,979

  (e)
  Other supplementary disclosures for U.S. GAAP purposes:

  (i)
  For concentrations of operations located outside the entity's home country, the Company is required to disclose the amount of net assets and the geographic area in which they are located.

	Canada	U.S.A.	Total
2004	$3,238,485	$29,314,421	$32,552,906
2005	1,720,189	57,750,619	59,470,808
    (ii)
    The total rental expense for each year for which a statement of operations is presented is as follows:

Year ended December 31:
2004	$868,820
2005	1,280,931

    (iii)
    Under SEC Regulation S-X, the Company is required to disclose cost of sales applicable to each category of revenue. Accordingly, the relevant information has been presented below:

	2004	2005
Recurring services:
Revenue	$20,427,410	$34,789,562
Cost of sales	9,107,596	13,523,015

	$11,319,814	$21,266,547

Non-recurring services:
Revenue	$12,614,953	$19,333,474
Cost of sales	4,351,948	7,251,782

	$8,263,005	$12,081,692

    (iv)
    Amortization expense relating to intangible assets for the next five years is as follows:

2006	$1,584,000
2007	1,584,000
2008	1,584,000
2009	1,584,000
2010	1,301,750

$7,637,750

    (v)
    The realized foreign exchange gains and losses for each of the years presented were insignificant.

    (vi)
    Under U.S. GAAP, components of current liabilities that are in excess of 5% of total current liabilities need to be disclosed separately. Included in accrued liabilities are salaries and benefit accruals as at December 31, 2004 and 2005 of $1,246,971 and $2,971,564, respectively.

    (vii)
    Under U.S. GAAP, the amortization of the accretion charge and financing costs on the long-term debt is computed using the effective interest rate method, which is not materially different from the amounts recorded under Canadian GAAP, which is computed using the straight-line method.

    (viii)
    The following unaudited pro forma results of operations of the Company for the year ended December 31, 2004 assume that the acquisition of HBS had occurred on January 1, 2004, being the beginning of the year in which the business was acquired. These unaudited pro forma results are not necessarily indicative of either the actual results of operations that would have been achieved had the companies been combined during this period, or are they necessarily indicative of future results of operations.

Pro forma	2004
Revenue	$47,379,640
Net income	3,167,355
Earnings per share:
Basic	0.28
Fully diluted	0.24

  (d)
  Recent accounting pronouncements under U.S. GAAP yet to be adopted:

    Accounting changes and error corrections:

    In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes", and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The Company will adopt this standard effective January 1, 2006. The effect of the adoption of this standard will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

    Share-based payments:

    In December 2004, the FASB issued SFAS No. 123R "Share-based Payments," which requires companies to recognize in the income statement the grant date fair value of stock options and other equity-based compensation issued to employees. The standard also requires the use of an option pricing model for estimating fair value. This standard is effective for 2006 and can be adopted using the modified prospective application method or the modified retrospective application method. We have determined that the adoption of this standard will not have a material impact on the Company's U.S. GAAP results.

16.   Subsequent event:

  On June 5, 2006, the shareholders of the Company approved, and the Company filed, articles of amendment to effect a four-to-one share consolidation of the Company's outstanding common shares. The share consolidation was approved by the shareholders of the company on May 17, 2006. Accordingly, net income per share presented on the consolidated statement of operations and notes 7 and 9 give effect to this share consolidation.

QuickLinks

SYSTEMS XCELLENCE INC. CONSOLIDATED BALANCE SHEETS (Expressed in U.S. dollars) December 31, 2004 and 2005
SYSTEMS XCELLENCE INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in U.S. dollars) Years ended December 31, 2004 and 2005
SYSTEMS XCELLENCE INC. CONSOLIDATED STATEMENTS OF DEFICIT (Expressed in U.S. dollars) Years ended December 31, 2004 and 2005
SYSTEMS XCELLENCE INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars) Years ended December 31, 2004 and 2005
SYSTEMS XCELLENCE INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. dollars) Years ended December 31, 2004 and 2005